LA



16022051

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
SEP 12 2016
Washington DC

SEC FILE NUMBER
8- 27880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Funding, Inc LA

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Technology Dr., Suite 105
(No. and Street)

Canonsburg (City) PA (State) 15317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen A. Bryan (724)746-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2016 SEP 13 PM 1:34
SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G. Bryan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Cynthia Lynn Bryan, Notary Public
Cecil Twp., Washington County
My Commission Expires Aug. 10, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (0) Statement of cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bryan Funding, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Theron

For the Year-Ended June 30, 2016

CONTENTS

Independent Auditor's Report 3

Financial Statements

Statement of Financial Condition 4

Statement of Operations 5

Statement of Cash Flows 6

Statement of Changes in Stockholder's Equity 7

Notes to Financial Statements 8-10

Supplemental Schedules Pursuant to SEA Rule 17a-5

Computation of Net Capital 11

Computation of Net Capital Requirement 11

Computation of Aggregate Indebtedness 11

Computation of Reconciliation of Net Capital 11

Statement Related to Uniform Net Capital Rule 12

Statement Related to Exemptive Provision (Possession and Control) 12

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 13

Auditor's Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 14

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Bryan Funding, Inc.
125 Technology Drive,
Suite 105
Canonsburg, PA 15317-9557

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Bryan Funding, Inc. as of June 30, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Bryan Funding, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Funding, Inc. as of June 30, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Bryan Funding, Inc. financial statements. Supplemental Information is the responsibility of Bryan Funding, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy

of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
September 7, 2016

Bryan Funding, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended June 30, 2016

ASSETS

Current Assets

Cash and cash equivalents	$ 78,048
Accounts receivable	73,663
Prepaid taxes	440
Total Assets	$ 152,151

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable	$ 1,660
Commissions payable	$ 84,210
Shared office liability	7,467
Total Current Liabilities	93,337

Stockholder's Equity

Capital stock, $1.00 par value; 5,000 shares authorized and outstanding	5,000
Paid-in capital	15,000
Retained earnings	38,814
Total Equity	58,814
	$ 152,151

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc
Financial Statements
Statement of Operations
As of and for the Year-Ended June 30, 2016

Income	
Commissions	$ 912,327
Expenses	
Commissions	804,434
Administrative and compliance	36,000
Wholesaling fees	48,000
Insurance	1,667
Accounting fees	8,715
Training expenses	660
Regulatory fees	13,696
Email gathering service	936
Shared office expenses	1,493
Bank and brokerage fees	509
	916,110
Net income (loss)	(3,783)

The accompanying notes are an integral part
of these financial statements.

Bryan Funding, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended June 30, 2016

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:	
Cash received from customers	$ 928,216
Cash paid to suppliers	(938,542)
Income taxes paid	-
	(10,326)
Net Increase (Decrease) in Cash and Cash Equivalents	(10,326)
Cash and Cash Equivalents at July 1, 2015	88,374
Cash and Cash Equivalents June 30, 2016	$ 78,048

Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:

Net income (loss)	$ (3,783)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Change in assets and liabilities:	
(Increase) decrease in accounts receivable	15,889
(Increase) decrease in prepaid taxes	574
Increase (decrease) in accounts payable	1,660
Increase (decrease) in commissions payable	(25,586)
Increase (decrease) in shared office liability	1,494
Increase (decrease) in income taxes payable	(574)
Net Cash Provided By (Used In) Operating Activities	$ (10,326)

The accompanying notes are an integral part
of these financial statements.

Bryan Funding, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended June 30, 2016

	Common Stock	Paid-in Capital	Retained Earnings
Balances at July 1, 2015	$ 5,000	$ 15,000	$ 42,597
Additional paid-in capital			
Net Income (Loss) for the Year			(3,783)
Balances at June 30, 2016	$ 5,000	$ 15,000	$ 38,814

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc.
Notes to Financial Statements
As of and for the Year-Ended June 30, 2016

Note 1 – Organization and Summary of Significant Accounting Policies

A. Nature of Business – Bryan Funding, Inc. (the "Company"), a Pennsylvania Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA")

   The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited partnerships and securities. The Company was formed on May 21, 1981.

B. Basis of Presentation – The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

D. Securities Transactions – The Company sells direct participation interests in oil and gas limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

   GAAP requires that customer and proprietary securities transactions and the related commission income be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a trade date basis.

E. Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Concentrations of Credit Risk – The majority of cash and cash equivalents are deposited with one financial institution. The deposits in excess of federally insured limits are subject to risk. The balances of these deposits fluctuate throughout the year based on the operations of the Company.

G. Accounts Receivable - Accounts receivable shown on the accompanying financial statement represents 12B-1 fees due from the mutual fund companies.

Bryan Funding, Inc.
Notes to Financial Statements
As of and for the Year-Ended June 30, 2016

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

H. Revenue Recognition - Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

I. Income Taxes - The Company adopted the provisions of Accounting Standards Codification Topic 740 (ASC 740) (formerly FIN 48) on July 1, 2009. The adoption of ASC 740 resulted in no change to the financial statements. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. For the year ended June 30, 2016, there were no uncertain tax positions and therefore no accrued interest and penalties were recorded. The Company files income tax returns in the U.S. federal jurisdiction, and also in the state of Pennsylvania. The tax returns prior to fiscal year 2012 are closed.

J. Fair Value Measurements - The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value.

Note 2 - Income Taxes

The company incurred a net taxable loss of $3,783 during the current year and therefore no tax provision was reflected on the accompanying financial statements. The loss will be carried forward and the benefit of the loss expires in the year ended June 30, 2036. The company has no deferred income taxes due as of June 30, 2016.

Expected income tax expense at the U.S. statutory tax rate	$ (567)	(15.0)%
The effect of:		
Net operating loss carryover	567	15.0
	$ - 0 -	- 0 -%

Note 3 - Related Party Transactions

The Company paid commissions of $ 20,000 to Richard Bryan during the fiscal year ending June 30, 2016 and has a payable of $ 19,000 due him at June 30, 2016. Richard Bryan is the sole owner of Bryan Funding, Inc. The Company also has a payable, for shared office expenses, of $7,467 due to Bryan Management, LLC as of June 30, 2016. Commissions from Bryan Management, LLC of $35,950 were received during the year. As of June 30, 2016 there is a receivable due of $0 from Bryan Management, LLC. Bryan Management, LLC is 100% owned by Richard Bryan. The Company paid commissions of $18,000 and $18,000 to Rebecca Bryan and Karen Bryan, respectively. Rebecca Bryan and Karen Bryan are related to Richard Bryan the sole owner of Bryan Funding, Inc.

Note 4 - Subsequent Events

Management has evaluated subsequent events through September 7, 2016, the date on which the financial statements were available to be issued.

Bryan Funding, Inc.
Supplementary Schedules Pursuant to SEC Rule 17a-5 of Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2016

Computation of Net Capital	
Stockholder's Equity	$ 58,814
Non-Allowable Assets	
Receivables from non-customers	(8,452)
Prepaid expenses	(440)
Net Allowable Capital	$ 49,922
Computation of Net Capital Requirement:	
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 6,223
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	44,922
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 93,337
Percentage of Aggregate Indebtedness to Net Capital	1.87
Computation of Reconcilaition of Net Capital	
Net Capital Computed on FOCUS IIA as of June 30, 2015	$ 58,814
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 58,814
Reconciled Difference	-

Bryan Funding, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2016

Statement Related to Uniform Capital Rule

The Company is a member of the FINRA and is subject to the SEA Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during it first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2016, the Company had a net capital of $49,922, which was $44,922 in excess of its required net capital of $5,000. The Company's net capital ratio was 187% (1.87:1). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does maintain customer funds to segregate nor does it maintain separate accounts for customers.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON BROKER DEALER EXEMPTION

For the year ended June 30, 2016

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

September 7, 2016

Board of Directors
Bryan Funding, Inc.
125 Technology Drive,
Suite 105
Canonsburg, PA 15317-9557

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Bryan Funding, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bryan Funding, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Bryan Funding, Inc. stated that Bryan Funding, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bryan Funding, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryan Funding, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended June 30, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Bryan Funding, Inc.
125 Technology Drive,
Suite 105
Canonsburg, PA 15317-9557

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period July 1, 2015 to June 30 , 2016, which were agreed to by Bryan Funding, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Bryan Funding, Inc. 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Bryan Funding, Inc.'s management is responsible for Bryan Funding, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check # 2922 dated 7/29/2016 for the amount of $150.00.

2. Compared audited Total Revenue for the period of July 1, 2015 through the June 30, 2016 (financial year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Bryan Funding, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

September 7, 2016

BRYAN FUNDING, INC.

125 Technology Dr., Suite 105, Canonsburg, PA 15317
724.746.4004 Fax: 724.746.6004 toll free- 888-637-9908

September 7, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE June 30, 2016

Dear Mt. Richardson Jr.,

Please be advised that Bryan Funding, Inc., has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of July 1, 2015 through June 30, 2016. Bryan Funding, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (private oil & gas partnerships and mutual funds). Bryan Funding, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, 5/21/1981.

Richard Bryan, the president of Bryan Funding, Inc., has made available to Edward Richardson, Jr., CPA all records and information including all communications from regulatory agencies received through the date of this audit June 30, 2016.

Richard Bryan has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Bryan Funding, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (724) 746-4004.

Very truly yours,



Bryan Funding, Inc.
Richard Bryan
President

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027880 FINRA JUN
BRYAN FUNDING INC
125 TECHNOLOGY DR STE 105
CANONSBURG PA 15317-9557

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Logan (724) 746-4661

2. A. General Assessment (item 2e from page 2) $ 150
   B. Less payment made with SIPC-6 filed (exclude interest) (-)

   ______ Date Paid

   C. Less prior overpayment applied (-)
   D. Assessment balance due or (overpayment) 150
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -
   F. Total assessment balance and interest due (or overpayment carried forward) $ 150
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ Funds Wired ☐
   Total (must be same as F above) $ 150
   H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Not Applicable

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bryan Funding Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of July, 20 16

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2015
and ending 6/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 912,327
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	874877
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Limited Partnership Interest (K-1 D) 35950/Rein. 1,500 (Deductions in excess of $100,000 require documentation)	37,450
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-
Total deductions	912,327
2d. SIPC Net Operating Revenues	$ -
2e. General Assessment @ .0025	$
	(to page 1, line 2.A.)